Exhibit 99.2

August 16, 2012

Red Mountain Resources, Inc.

2515 McKinney Ave, Suite 900

Dallas, TX 75201

Attention: Mr. Alan W. Barksdale

RE:	Red Mountain Resources, Inc.
Proved Reserve Report Effective 6-1-12

Dear Mr. Barksdale:

At your request, Lee Engineering has performed an analysis estimating the proved reserves and future net revenue for interests held by Black Rock Capital, Inc., a wholly-owned subsidiary of Red Mountain Resources, Inc. (collectively, RMR) effective 6/1/12 and completed on 8/16/12. These leases are located in Lea County, New Mexico and Ector and Andrews Counties, Texas. The focus of this study was to evaluate the value of the existing producing wells and the reserves of wells to be drilled. This report encompasses 100% of the total Proved Net Oil reserves and 30.6% of the total Proved Net Gas Reserves owned by RMR. The remainder of the reserves was evaluated by another third party engineering firm.

The following table summarizes the estimated net remaining proved reserves and future net revenue as of 6-1-12:

	Estimated Net Reserves		Estimated Future Net Revenue

Proved Reserve Category	Oil and Condensate (MBbl)	Gas (MMcf)	Undiscounted (M$)	Discounted at 10% Per Year (M$)

Developed Producing	157.63	241.70	11,473.53	7,656.30
Undeveloped	842.39	1,743.99	41,438.84	13,280.53

Total Proved	1000.02	1,985.69	52,912.37	20,936.83

The above proved reserve categories conform to those classifications defined by the U.S. Securities and Exchange Commission (SEC). This report does not account for future income taxes. It does utilize the previous 12 month first day of the month average benchmark price, a 10 percent discount factor and constant oil and gas prices and costs. The discounted revenue is not to be considered as a fair market value. Included in this report are the summary economics for the Total Proved, PDP and PUD reserves. Also attached are a ranking report for the PDP and PUD reserves, individual case economics and individual production curves.

Red Mountain Resources, Inc.

6-1-12 Reserve Report

DISCUSSION

Proved oil and gas reserves are those quantities by which analysis of engineering and geological data can be estimated with reasonable certainty to be economically produced as of the effective date. In this evaluation, Proved Developed Producing (PDP) reserves were assigned to wells that have produced for a sufficient time to have an established decline trend from which an extrapolation of future production is projected. Production data for the wells in this evaluation was obtained from IHS Energy. Proved Undeveloped (PUD) reserves were estimated using analogous comparable wells to develop a production type curve for each formation for the purposes of reserve estimation. PUD reserves have a higher risk due to the wells not being drilled at the effective date. In this evaluation, we accepted RMR’s intent to drill the PUD locations. Lease operating costs and future capital requirements were provided by Red Mountain Resources Inc. These were reviewed for reasonableness and utilized in the analysis. This analysis includes all RMR reserves in New Mexico.

Estimates of reserves were prepared using petroleum engineering and evaluation principles set forth in the standards pertaining to the estimating and auditing of oil and gas reserve information promulgated by the Society of Petroleum Engineers. We utilized what we deemed to be appropriate and necessary assumptions, data, methods and procedures to prepare this report. However, the application of such principles involves extensive judgment and assumptions and is subject to changes in performance data, technical knowledge, economic conditions and statutory provisions. Future unforeseen changes in federal, state, or local regulations may adversely impact the operators’ ability to recover the projected future oil and gas volumes. Changes in economic and market conditions from the assumptions and parameters used in this study may cause the future oil or gas volumes recovered, actual production rates, prices received, operating expenses and capital costs to vary from the results presented in this report. Consequently, reserve estimates are subject to the uncertainties inherent in the application of judgmental factors in interpreting available information and are furnished with the understanding that some revisions will probably be required in the future.

Pricing for this report is based on the 12-month un-weighted arithmetic average of the first-day-of-the-month benchmark prices (NYMEX for oil and Henry Hub for gas), unless prices are defined by contractual arrangements, from June 2011 to May 2012. These benchmark prices were 3.343 $/MCF for gas and 97.06 $/Bbl for oil. Adjustments to the prices were made based on transportation fees and product quality based on comparing the historical prices to the benchmark. The average initial total proved oil and gas prices used in this analysis are 93.91$/Bbl and 4.41$/MCF, respectively. Oil and gas prices, as well as LOE and Capital Expenditures, were held constant for the economic life of the wells based on SEC guidelines. The discount rate utilized in the report is 10%.

Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

Red Mountain Resources, Inc.

6-1-12 Reserve Report

The estimated future net revenues shown in this analysis are those which should be realized from the sale of estimated oil and gas reserves at the projected oil and gas prices after the deduction of severance taxes, ad valorem taxes, direct operating costs, and future capital expenditures. No deductions have been made for overhead, federal income taxes, or other indirect costs, such as interest expense and loan repayments. No salvage values have been included in the projections. The estimated reserves included in the cash flow projections have not been adjusted for risk. The reserves included in this study are estimates only and should not be considered as exact quantities. Future conditions may affect recovery of estimated reserves and revenue. All categories of reserves may be subject to revision as more performance data become available. RMR provided working and revenue interests for these properties. We accepted the interests as presented and made no effort to verify them.

The Total Proved economic summary is provided as Attachment #1, the Proved Developed Producing reserves economic summary, value ranking report and individual production curves are provided as Attachment #2, the Proved Undeveloped reserves economic summary, value ranking report and individual production curves are provided as Attachment #3 and the SEC reserve Definitions and Guidelines are attached as Attachment #4.

A physical inspection was not made of the properties. Hazardous substances or detrimental environmental conditions could possibly exist on or around the properties that could negatively affect the estimated value. A qualified environmental expert would be needed to identify such substances or conditions. Since I am not an expert in this field and generally do not visit the property site when making an engineering evaluation, the value estimated in this report is based on the assumption that the property is not adversely affected by the existence of said hazardous substances or detrimental environmental conditions.

All oil reserves are expressed in United States barrels of 42 gallons, and natural gas reserves are expressed in thousand standard cubic feet (MCF) at the contractual pressure and temperature bases.

The undersigned reserves the right to alter the calculations of the resulting reserves and future net revenue discussed in this report if corrections to this data are subsequently required.

Red Mountain Resources, Inc.

6-1-12 Reserve Report

This appraisal will be kept in the strictest confidence and no part of it will be released without the consent of Red Mountain Resources, Inc. It has been my pleasure to serve you by preparing this report. All related data are retained in my files and are available for your review.

Sincerely,

/s/ Robert Lee
Robert Lee
P E #65821